                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No. 1 *
                                       to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                        Schnitzer Steel Industries, Inc.

                                (Name of Issuer)

                        Class A $1 par value Common Stock

                         (Title of Class of Securities)

                                    806882106

                                 (CUSIP Number)


                              Mark R. Beatty, Esq.
                            Preston Gates & Ellis LLP
                          5000 Columbia Seafirst Center
                                701 Fifth Avenue
                            Seattle, Washington 98104
                                 (206) 623-7580


           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 1, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.:  806882106
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1        NAME OF REPORTING PERSON

                  Cascade Investment LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ----------------
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
                                                                       (b) [  ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

                  WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)  [   ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Washington
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                                           7        SOLE VOTING POWER

                                                    404,500

            NUMBER OF SHARES             --------------------------------------
              BENEFICIALLY                 8        SHARED VOTING POWER
                OWNED BY
                  EACH                              -0-
                REPORTING                --------------------------------------
                 PERSON                    9        SOLE DISPOSITIVE POWER
                  WITH
                                                    404,500
                                         --------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  404,500
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.3%
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14       TYPE OF REPORTING PERSON

                  CO
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Item 1.  SECURITY AND ISSUER

     This Amendment No. 1 to Schedule 13D relates to the Class A Common Stock, $1.00 par value (the "Common Stock"), of Schnitzer Steel Industries, Inc. (the "Issuer") and is being filed on behalf of the undersigned to amend
Schedule 13D which was originally filed on January 5, 1998. The principal executive offices of the Issuer are located at 3200 N.W. Yeon Ave., Portland, OR 97296-0047.

Item 2.  IDENTITY AND BACKGROUND

     This statement is being filed by Cascade Investment LLC ("Cascade"), which is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity which seeks appreciation of its assets for the benefit of its owners. Cascade conducts its principal business operations at 2365 Carillon Point, Kirkland, Washington 98033.

     Cascade has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The names, business addresses, principal employment (and the names and addresses of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer, director or person controlling Cascade are set forth in Exhibit A hereto and are incorporated herein by reference.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This Amendment No. 1 to Schedule 13D is being filed to report the purchase of 76,500 shares of the Common Stock for an average price of $22.11 per share, an aggregate of $1,691,500, in open market purchases effected between January 22, 1998, and September 4, 1998.

     The source of Cascade's payment of the purchase price was its working capital. Cascade did not purchase any of the Common Stock with borrowed funds.

Item 4.  PURPOSE OF TRANSACTION

     Cascade acquired the Common Stock for investment purposes only. Cascade will continue to evaluate its ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of common stock in the open market or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Stock. Cascade has not as yet determined which of the courses of action specified in this paragraph it may ultimately take. Cascade's future actions with regard to this investment are dependent on its evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer's Common Stock, the Issuer's prospects and Cascade's portfolio.

     Except as set forth above, Cascade has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board;
(v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer 's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

     Cascade reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of September 4, 1998, Cascade beneficially owns 404,500 shares of the Common Stock, which represents approximately 7.3% of the shares of Common Stock currently issued and outstanding.

         (b) As of September 4, 1998, Cascade has sole power to dispose or direct the disposition of 404,500 shares.

         (c) Cascade purchased a total of 76,500 shares of the Common Stock for an average price of $22.11 per share, an aggregate of $1,691,500, in open market purchases effected between January 22, 1998 and September 4, 1998.

         (d) Not applicable.

         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Cascade has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

     None.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

                                       CASCADE INVESTMENT LLC


                                       By      /s/ Michael Larson
                                               ----------------------------
                                       Name:   Michael Larson
                                       Title:  Chief Investment Officer and
                                               Business Manager

September 18, 1998

                  EXHIBIT A TO AMENDMENT NO. 1 TO SCHEDULE 13D

     Following is a list of each executive officer, director or person controlling Cascade setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States of America and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Name                  Position with Cascade         Principal Employment and
                                                    Business Address
--------------------- ----------------------------- ---------------------------
Michael Larson        Chief Investment Officer &    Chief Investment Officer
                      Business Manager              Cascade Investment LLC
                                                    2365 Carillon Point
                                                    Kirkland, WA  98033

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William H. Gates III  Member                        Chief Executive Officer
                                                    Microsoft Corporation
                                                    One Microsoft Way
                                                    Redmond, WA  98052
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